Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

JANUARY 14, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Registration Statement on Form S-1 (as amended)
File No. 333-192268

Ladies and Gentlemen:

On behalf of RSP Permian, Inc. (the “Company”), and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on January 16, 2014, or as soon as practicable thereafter.

As requested by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 6, 2014, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

cc:                                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.